03012000

3/4/03

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53453

SEC MAIL PROCESSING RECEIVED FEB 28 2003 WASH., D.C. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

The Courtney Group, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 East 43rd Street, 8th Floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Courtney
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anchin, Block & Anchin LLP
(Name — *if individual, state last, first, middle name*)

1375 Broadway (Address) New York (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

OATH OR AFFIRMATION

I, Thomas Courtney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Courtney Group, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N O N E

Signature

Managing Member

Title

Notary Public

LISA BRACCO
Notary Public State of New York
No. 01BR6065215
QUALIFIED IN QUEENS COUNTY
My Commission Expires 10/09/2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of XXXXXXXXXX Operations.
- [x] (d) Statement of XXXXXXXXXXXXXXXXXXX Cash Flows.
- [x] (e) Statement of Changes in XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX Member's Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE COURTNEY GROUP, LLC

FINANCIAL REPORT

FOR THE YEAR ENDED
DECEMBER 31, 2002

THE COURTNEY GROUP, LLC

REPORT INDEX

DECEMBER 31, 2002

ABA
Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

INDEPENDENT AUDITORS' REPORT

**TO THE MEMBER AND DIRECTOR OF
THE COURTNEY GROUP, LLC:**

We have audited the accompanying statement of financial condition of The Courtney Group, LLC as of December 31, 2002 and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Courtney Group, LLC at December 31, 2002 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Anchin, Block & Anchin LLP

New York, New York
February 7, 2003

THE COURTNEY GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

CASH	$	16,625
TOTAL ASSETS	$	16,625

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable	$	1,500
MEMBER'S EQUITY		15,125
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	16,625

See the accompanying Notes to the Financial Statements.

THE COURTNEY GROUP, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES		**$ 372,795**
EXPENSES:		
Regulatory expenses	$ 4,035	
Consulting and professional fees	8,515	
Other	120	
Total Expenses		**12,670**
INCOME BEFORE INCOME TAXES		**360,125**
PROVISION FOR INCOME TAXES		**14,000**
NET INCOME		**$ 346,125**

See the accompanying Notes to the Financial Statements.

THE COURTNEY GROUP, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

Member's Equity, January 1, 2002	$	10,000
Contributions		29,000
Distributions		(370,000)
Net income		346,125
Member's Equity, December 31, 2002	$	15,125

See the accompanying Notes to the Financial Statements.

THE COURTNEY GROUP, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		**$ 346,125**
Adjustments to reconcile net income to net cash provided by operating activities:		
Income taxes paid by member credited to member's equity	$ 14,000	
Increase in accounts payable	1,500	
Total adjustments		**15,500**
Net Cash Provided by Operating Activities		**361,625**
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contribution of capital	15,000	
Distribution to member	(370,000)	
Net Cash Used in Financing Activities		**(355,000)**
NET INCREASE IN CASH		**6,625**
CASH:		
Beginning of year		**10,000**
End of year		**$ 16,625**

See the accompanying Notes to the Financial Statements.

THE COURTNEY GROUP, LLC

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:

The Courtney Group, LLC (the "Company") was organized, as a limited liability company and commenced operation in 2002. The limited liability agreement provides for the Company to terminate on May 11, 2091, unless dissolved sooner as provided for in the limited liability company agreement.

Principal Business Activity:

The Company is a registered broker with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD). The Company acts as a placement agent to entities who intend to merge or be acquired by another entity and the Company intends to broker the sale of private equity securities by targeting high net worth investors in the United States.

Financial Statement Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition:

The Company receives fees for acting as a placement agent. Fees for successful placement are recognized when the transaction closes.

Income Taxes:

No provision is required for federal or state taxes on the income of the Company. Under the Internal Revenue Code and similar state regulations the Company is treated as a partnership; accordingly, the income of the Company is taxed to the members. The company remains liable for New York City unincorporated business taxes.

NOTE 2 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS:

The Company is not required to maintain a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission under Section K(2)ii of the Rule.

THE COURTNEY GROUP, LLC

NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 in the first twelve months of operations).

At December 31, 2002, the Company had net capital of $15,125, which was $10,125 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.10 to 1.

NOTE 4 - INCOME TAXES:

The New York City unincorporated business taxes that the Company was liable for is being paid directly by the member of the Company. As the member will not request to be reimbursed, this amount has been credited to member's equity.

NOTE 5 - RELATED PARTY TRANSACTION:

The Company became a party to an agreement entered into by a related company owned by the member. The related company acts as a consultant to corporations. The total revenue earned by the Company in 2002 arose from acting as a placement agent under this agreement.

ΑΒΑ
Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

INDEPENDENT AUDITORS' REPORT

ON

SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

TO THE MEMBER AND DIRECTOR OF THE COURTNEY GROUP, LLC:

We have audited the accompanying financial statements of The Courtney Group, LLC as of and for the year ended December 31, 2002 and have issued our report thereon dated February 7, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anchin, Block + Anchin LLP

New York, New York
February 7, 2003

THE COURTNEY GROUP, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 AND RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING WITH COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d)

AS OF DECEMBER 31, 2002

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	15,125
NONALLOWABLE ASSETS		-
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		15,125
HAIRCUTS ON SECURITIES		-
NET CAPITAL		15,125
MINIMUM NET CAPITAL REQUIREMENT OF 6 2/3% OF AGGREGATE INDEBTEDNESS OF $1,500 OR $5,000 WHICHEVER IS GREATER		5,000
EXCESS NET CAPITAL	$	10,125
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2002)		
NET CAPITAL, AS REPORTED IN COMPANY'S PART II UNAUDITED FOCUS REPORT	$	15,125
DIFFERENCE DUE TO AUDIT ADJUSTMENTS		-
NET CAPITAL, PER REPORT PURSUANT TO RULE 17a-5(d)	$	15,125
TOTAL AGGREGATE INDEBTEDNESS	$	1,500
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.10 to 1

See Independent Auditors' Report on Supplementary Information.